SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF: 02,558,115/0001-21
NIRE: 33,300,276,963

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON AUGUST 07, 2006

DATE, TIME AND PLACE: August 07, 2006, at 03:00 p.m., in the City and State of São Paulo.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco and Isaac Selim Sutton and, by conference call, Mr. Franco Bertone, representing all members of the Board of Directors of the Company. Messrs. Orlando Lopes Júnior (Human Resources Officer) and Fabiano Gallo (Secretary of the Board of Directors) also attended the meeting .

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – President; and Mr. Fabiano Gallo – Secretary.

AGENDA : To resolve about the following matters:

(1) to review and approve the Pension Plan of the Company and of its subsidiaries;

(2) other matters of interest of the Company.

RESOLUTIONS: Upon review of the documents and discussions related to the matters contained in the Agenda, the Directors resolved, unanimously and unrestrictedly, to:

(1) Approve the Pension Plan of the Company and of its subsidiaries (TIM Celular S.A. and TIM Nordeste S.A.), in accordance with the terms of the documentation prepared by the Human Resources Officer, which has been delivered to all Directors. As approved by this Board of Directors at the meeting held on January 31, 2006, all employees of the Company and of its subsidiaries who are not yet entitled to such benefit shall be eligible for the Pension Plan hereby approved. In this sense, it was authorized the practice of all acts deemed necessary for the implementation of the resolution hereof, including (a) the execution of the respective agreements and contracts with Itaú Vida e Previdência S.A. (CNPJ/MF 53,031,217/0001-25), manager of the Pension Plan hereby approved, and (b) the disclosure of the Plan to the employees of the Company and of its subsidiaries.

(2) No further matters were discussed by the Directors.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up in summary form, read, approved and signed by all attending Directors.

August 07 , 2006

Giorgio della Seta Ferrari Corbelli Greco Franco Bertone	Franco Bertone
Chairman Director	Director

Isaac Selim Sutton Fabiano Gallo	Fabiano Gallo
Director Secretary	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 07, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer